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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

The Brink's Company
(Name of Issuer)
Common Stock, par value $1 per share
(Title of Class of Securities)
109696104
(CUSIP Number)
Jerome J. Lande
MMI Investments, L.P.
1370 Avenue of the Americas
New York, New York 10019
(212) 586-4333
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 30, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No.	109696104	Page	2	of	8

1	NAMES OF REPORTING PERSONS: MMI Investments, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
141810589

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		4,008,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,008,000

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,008,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

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CUSIP No.	109696104	Page	3	of	8

1	NAMES OF REPORTING PERSONS: MCM Capital Management, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
141814578

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		4,008,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,008,000

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,008,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

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ITEM 1. SECURITY AND ISSUES
          This Amendment No. 5 on Schedule 13D (this “Statement”) relates to the Common Stock, Par Value $1 Per Share (the “Common Stock”), of The Brink’s Company, a Virginia corporation (the “Issuer”), the principal executive offices of which are located at 1801 Bayberry Court, Richmond, Virginia 23226-8100. This Amendment No. 5 amends and restates in full each of the items set forth below. Terms not defined in this Amendment No. 5 shall have the respective meanings given to such terms in the Schedule 13D as originally deemed filed on February 6, 2004 (“Original 13D”).
ITEM 4. PURPOSE OF TRANSACTION
          MMI Investments purchased the Shares as part of its investment activities. The Reporting Persons intend to review and evaluate the investment by MMI Investments in the Common Stock of the Issuer on an ongoing basis and may, depending upon their evaluation of the business and prospects of the Issuer, or such other considerations as they may deem relevant, determine to increase, decrease, or dispose of MMI Investments’ holdings of Common Stock. As a part of such review and evaluation, the Reporting Persons may communicate with the Issuer’s management, directors and other shareholders, including as described below.
          On April 20, 2005, MMI Investments submitted to the Issuer’s Board of Directors a letter and attachment, filed as Exhibit 2, hereto, discussing MMI’s views concerning the desirability of the Issuer exiting BAX.
          On December 15, 2006, MMI Investments submitted to the Issuer’s Board of Directors the presentation, with attachments, filed as Exhibit 3 hereto concerning a then-intended stockholder value proposal by an unaffiliated stockholder of the Issuer. A copy of the cover letter used to transmit a copy of such presentation to the Board of Directors of the Issuer is filed as Exhibit 4 hereto.
          On March 30, 2007, MMI Investments submitted to the Issuer’s Board of Directors the presentation, with attachments, filed as Exhibit 5 hereto recommending that the Issuer consider a spin-off of one of its two business segments for the reasons described in such presentation. A copy of the letter, with related enclosure, used to transmit a copy of such presentation to the Board of Directors of the Issuer is filed as Exhibit 6 hereto.
          Other than as described in this Item 4, neither Reporting Person, nor, to the knowledge of each Reporting Person, any individuals listed on Schedule I, has any current plan or proposal that relates to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons reserve the right to develop such plans or proposals.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     (a)-(b) Based on 48,502,532 shares of Common Stock outstanding as of February 22, 2007, as reported in the Issuer’s Form 10-K filed on February 27, 2007 (which reflects acquisitions of Common Stock by the Issuer subsequent to the filing of Amendment No. 4 to the Original 13D), the Shares owned by MMI Investments represent approximately 8.3% of the outstanding Common Stock. MMI Investments has the sole power to direct the vote and disposition of such Shares on the date of this Statement. However, by virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the Shares owned by MMI Investments and have sole power over the voting and disposition of such Shares as a result of its having the sole power to make voting and disposition decisions on behalf of MMI Investments with respect to such Shares.
          Except for the Shares owned by MMI Investments, as of the date hereof, neither MCM nor, to MMI Investments’ and MCM’s knowledge, any of the persons listed on Schedule I, owns any Common Stock of the Issuer or has any right to acquire, directly or indirectly, any beneficial ownership of other Common Stock of the Issuer.
     (c) There have been no transactions with respect to the Common Stock during the past 60 days by MMI Investments, MCM, or, to either Reporting Person’s knowledge, any of the persons listed on Schedule I.
     (d) No person other than MMI Investments is known to either Reporting Person to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, any of the Shares referred to in Item 5(a) above.
     (e) Not applicable.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
     See Exhibit Index appearing elsewhere herein, which is incorporated herein by reference.

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.
     Pursuant to Rule 13d-1(k) (1) (iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.
Date: March 30, 2007

MMI INVESTMENTS, L.P.
By:	MCM Capital Management, LLC
General Partner

By:	/s/ JEROME J. LANDE
Jerome J. Lande
Executive Vice President

MCM CAPITAL MANAGEMENT, LLC
By:	/s/ JEROME J. LANDE
Jerome J. Lande
Executive Vice President

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SCHEDULE I
MCM Capital Management, LLC (“MCM”)
Voting Members and Executive Officers

Name and Business Address	Position and Principal Occupation

John S. Dyson 1370 Avenue of the Americas New York, New York 10019	Voting Member and Chairman of MCM; Voting Member and Chairman of Millcap Advisors, LLC (“Millcap”), a Delaware limited liability company 1370 Avenue of the Americas, New York, New York 10019

Clay B. Lifflander 1370 Avenue of the Americas New York, New York 10019	Voting Member and President of MCM; Voting Member and President of Millcap

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EXHIBIT INDEX

Number	Description

1.	Joint Filing Agreement dated as of February 6, 2004, by and between MMI Investments and MCM (incorporated by reference to Exhibit 1 to Amendment No. 1 to the Schedule 13D filed on April 20, 2005).

2.	Letter and attachment, dated April 20, 2005, from MMI Investments to the Board of Directors of The Brink’s Company (incorporated by reference to Exhibit 2 to Amendment No. 1 to the Schedule 13D filed on April 20, 2005).

3.	Presentation and related attachments, dated December 15, 2006, of MMI Investments regarding its intended vote with respect to the Stockholder Value Proposal and the reasons therefor (incorporated by reference to Exhibit 3 to Amendment No. 4 to the Schedule 13D filed on December 18, 2006).

4.	Cover letter, dated December 15, 2006, from MMI Investments to the Board of Directors of The Brink’s Company (incorporated by reference to Exhibit 4 to Amendment No. 4 to the Schedule 13D filed on December 18, 2006).

5.	Presentation and related attachments, dated March 30, 2007, of MMI Investments regarding consideration of a spin-off transaction.

6.	Letter, dated March 30, 2007, from MMI Investments to the Board of Directors of The Brink’s Company and related enclosure.

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